SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Coca-Cola Hellenic Bottling Company S.A.
(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No   ☒

Table of Contents

Press Release of June 14, 2006 – Coca-Cola Hellenic Bottling Company S.A. announces decision by the Greek Competition Authority.

Press Release of June 20, 2006 – Coca-Cola Hellenic Bottling Company S.A. announces resolutions of the Annual General Meeting of shareholders held on Tuesday 20 June 2006.

Press Release of July 5, 2006 – Coca-Cola Hellenic Bottling Company S.A. announces completion of the acquisition of the Traficante Group in Italy.

Press Release of July 27, 2006 – Coca-Cola Hellenic Bottling Company S.A. announces changes to the Board of Directors

Press Release of August 10, 2006 – Results for the six months ended 30 June 2006 (IFRS)

Press Release of September 14, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces changes to the Board of Directors

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces decision by the Greek Competition Authority

Athens, Greece – 14 June 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has been informed by the Greek Competition Authority that a fine of Euro 8.7 million has been imposed against Coca-Cola HBC.

The case arises out of a decision by the Greek Competition Authority of 25 January 2002. The Greek Competition Authority claims that CCHBC did not properly comply with its 2002 decision and has imposed a fine of Euro 5,869 per day from 1 February 2002 until 16 February 2006.

Coca-Cola HBC’s policy is to comply with all applicable laws. While we are still evaluating the details of the decision by the Greek Competition Authority, we intend to appeal the decision to the competent Greek courts.

Coca-Cola HBC is one of the world's largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

announces resolutions of the Annual General Meeting
of shareholders held on Tuesday 20 June 2006

Athens – Greece – 20 June 2006 – The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company) took place on 20 June 2006. 240 shareholders representing 190,389,653 shares, out of a total number of 240,692,002, i.e. 79,1 % of the Company’s share capital were present or represented and voted at the Meeting.

The following matters on the Agenda were discussed and the following decisions were made:

1)                            The Management Report by the Board of Directors and the Report of the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year 2005 (01.01.2005 - 31.12.2005) were submitted.

2)                            The Company’s annual Financial Statements for the fiscal year 2005 (01.01.2005 - 31.12.2005) and the consolidated Financial Statements were submitted and approved.

3)                            The members of the Board of Directors and the Auditors of the Company were released from any liability for their activity during the fiscal year 2005 (01.01.2005 - 31.12.2005).

4)                            The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and their services to the Company for the fiscal year 2005 (01.01.2005 - 31.12.2005) was approved and their remuneration for the fiscal year 2006 (01.01.2006 - 31.12.2006) was pre-approved.

5)                            PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2006 (1.1.2006 - 31.12.2006) and the Board of Directors was authorised to determine their fees.

6)                            The distribution of a dividend of EUR 0.30 per share was approved. Holders of shares at the closing of the Athens Exchange on Wednesday 21 June 2006 will be entitled to receive the dividend. As of Thursday 22 June 2006, the Company’s share will trade ex dividend. The distribution of dividend will commence on Thursday 29 June 2006.

In addition, CCHBC’s Chairman made reference to the recent fine imposed by the Greek Antitrust Authorities.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 27 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com
European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com
US Press Contact: Financial DynamicsUS Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the acquisition of the Traficante Group in Italy

Athens, Greece – 5 July 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of its joint acquisition with The Coca-Cola Company, of 100% of the Traficante Group, a producer of high quality mineral water in Italy. Regulatory approval was received on June 21st , 2006.

Traficante has two production facilities in the Basilicata Region of Southern Italy, as well as two national mineral water brands, “Lilia” and “Lilia Kiss” (still and sparkling) and five brands of regional importance.

The total net consideration for the transaction is EUR35 million (including debt but excluding acquisition costs).

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces changes to the Board of Directors

Athens, Greece – 27 July 2006 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company) announced today that Mr Leonidas Ioannou has resigned from CCHBC’s Board of Directors to enable him to devote more time and focus to other priorities. Mr Ioannou’s resignation is effective immediately. The Company wishes to express its gratitude to Mr Ioannou, who has been a non-executive director of CCHBC’s Board for the past 25 years, and has contributed enormously during that period to the Company’s success and growth.

The Kar-Tess Group has informed Coca-Cola HBC that it has nominated Mr Anastassis David to succeed Mr Ioannou as a Director of the Company. Mr David graduated from Tufts University in 1993 and began his career in the Coca-Cola Bottling System in the United States. From 1994 to 1997 Mr David held several positions in the Sales and Marketing Departments of Hellenic Bottling Company S.A.  During 1997 Mr David worked for Pricewaterhouse Coopers focusing on accounting and business finance. From 1998 to date Mr David’s principal activity has been as advisor to the Kar-Tess Group on its bottling investments. Mr David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the Board of Directors of IDEAL Group S.A. Mr David is also a member of the Advisory Board of the Fares Center of Tufts University.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Results for the six months ended 30 June 2006 (IFRS)

Solid performance in a challenging cost environment

HALF YEAR HIGHLIGHTS

•                  Volume, excluding acquisitions, of 830 million unit cases, 10% above 2005, (reported: 835 million unit cases, 11% above 2005),

•                  Steady progress in underlying operating profit (EBIT) to €276 million, 11% above prior year (reported: €244 million),

•                  Underlying net profit of €191 million, 19% above prior year (reported: €173 million),

•                  Underlying EPS of €0.79, 18% above prior year (reported: €0.72).

SECOND QUARTER HIGHLIGHTS

•                  Volume, excluding acquisitions, of 491 million unit cases, 10% above 2005, (reported: 496 million unit cases, 12% above 2005),

•                  Steady progress in underlying operating profit (EBIT) to €221 million, 11% above prior year (reported: €213 million),

•                  Underlying net profit of €171 million, 17% above prior year (reported: €168 million),

•                  Underlying EPS of €0.71, 16% above prior year (reported: €0.70).

Note: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and the results of the acquired entities in 2006 as per page 4.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Robust organic volume growth across all of our product categories was a key driver of our performance during the second quarter. The strength of our geographic portfolio and the successful execution of our plans were core to us posting high single digit growth in CSD’s as well as double digit growth in non-CSDs despite of softness in two of our key markets. We have managed to largely offset the raw material cost pressures and increased investment in our sales force and market initiatives, mainly through revenue growth management execution and our supply chain cost efficiencies, resulting in only a slight decline of our margins. Despite the recently increased geopolitical tensions in the Middle East and the continuous softness in two of our key markets, we remain confident that our strategic and operational focus will enable us to achieve our full year guidance.”

10 August 2006

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2006 second quarter results on 10 August 2006 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 email: anna.konoplianikova@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 email: jolecki@fd-us.com

Overview

Coca-Cola HBC (‘CCHBC’ or ‘the Group’) delivered solid EBIT and EPS growth in the first half of 2006, driven primarily by strong organic volume growth, pricing and revenue growth initiatives largely offsetting significant pressure from raw material costs as well as continued investments in our operating capabilities driven by ongoing implementation of route-to-market initiatives.

Volume, excluding the impact of our recent acquisitions in Cyprus and Serbia (refer to note 14 for more information), grew by approximately 10% in the first half of 2006. Including acquisitions, volume grew by 11% in the first half of the year. In the second quarter of 2006, volume grew 10% excluding acquisitions and 12% as reported.

Importantly, positive volume growth was achieved in all product categories during both periods under review. In particular, during the second quarter of 2006, CSD volume grew by high single digits led by trademark Coke which benefited from broad based media support and strong outlet activation around the 2006 FIFA World Cup event.  This contributed to high single digit growth of Coca-Cola and Coca-Cola Light brands during the quarter. Our water and other non-CSD categories continue to deliver strong double-digit volume growth, excluding the impact of this year’s acquisitions.

In line with our innovation plans for the summer of 2006, we launched new products supported by exciting promotional campaigns. Some of the new products and new flavours launched during the second quarter were Nestea Green Tea in Hungary, Russia and Romania, Powerade Blood Orange and Citrus in Greece, Fanta Free grapefruit in Italy, Aquarius, a non-carbonated lemon flavoured drink in Italy, and in Russia, Yasli Sad our juice line for infants and a new juice with 7 fruits and 7 vitamins under the Live Rich juice brand. In addition we continued to innovate on packaging to create excitement with consumers and customers. Among the packaging innovations were a 350ml mini PET bottle of Coca-Cola and Diet Coke in Ireland, Avra water in Greece in a new 750ml sports cap package, and a new 330ml glass bottle for Bankia water in Bulgaria.

Net sales revenue in both periods under review benefited from strong volume growth as well as pricing and revenue growth initiatives. Our aggressive cooler rollout strategy and market execution focus resulted in a positive profit impact from packaging mix with double digit growth of the half-litre PET.

Underlying EBIT for the group grew by 11% during the first half of the year from €247.9 million in 2005 to €275.6 million in 2006, as a result of solid organic volume and revenue growth offsetting higher cost of goods sold.

Underlying net profit increased by 19% during the first half of the year from €159.8 million in 2005 to €190.8 million in 2006.

Underlying EPS increased by 18% in the first half to €0.79 versus last year´s €0.67.

Reconciliation of Reported to Underlying Financial Indicators

Six months ended 30 June 2006	Volume	EBIT	Net Profit	Earnings per Share
	(million unit cases)	(€ million)	(€ million)	(€)
Reported financial indicators	835.4	243.8	173.4	0.72
Recognition of pre-acquisition tax losses (note 4)	—	7.8	—	—
Restructuring costs – cash (note 5)	—	22.5	16.3	0.06
Restructuring costs – non cash (note 5)	—	14.6	10.9	0.04
Gain from the sale of the production site in Dublin	—	(14.8)	(13.2)	(0.05)
Provision for the Greek Competition Authority fine (note 13)	—	4.3	4.3	0.02
Acquisitions in 2006 (note 14)	(5.1)	(2.6)	(0.9)	0.00
Underlying financial indicators	830.3	275.6	190.8	0.79

2nd Quarter ended 30 June 2006	Volume	EBIT	Net Profit	Earnings per Share
	(million unit cases)	(€ million)	(€ million)	(€)
Reported financial indicators	495.9	213.0	167.8	0.70
Recognition of pre-acquisition tax losses (note 4)	—	4.2	—	—
Restructuring costs – cash (note 5)	—	10.8	7.7	0.03
Restructuring costs – non cash (note 5)	—	6.6	4.9	0.02
Gain from the sale of the production site in Dublin	—	(14.8)	(13.2)	(0.06)
Provision for the Greek Competition Authority fine (note 13)	—	4.3	4.3	0.02
Acquisitions in 2006 (note 14)	(5.1)	(2.6)	(0.9)	0.00
Underlying financial indicators	490.8	221.5	170.6	0.71

Operational Review by Reporting Segments

	Volume (million unit cases)
Six months	2006	2005	% Change
Established Markets	287.6	288.1	0%
Developing Markets	159.4	142.8	+12%
Emerging Markets	383.3	324.5	+18%
CCHBC excl. acquisitions	830.3	755.4	+10%
New acquisitions	5.1	—	n/a
CCHBC reported	835.4	755.4	+11%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Six months	2006	2005	% Change	2006	2005	% Change
Established Markets	149.0	154.6	-4%	133.2	137.8	-3%
Developing Markets	26.0	19.4	+34%	20.6	17.8	+16%
Emerging Markets	100.6	73.9	+36%	90.0	73.8	+22%
CCHBC	275.6	247.9	+11%	243.8	229.4	+6%

	Volume (million unit cases)
2nd Quarter	2006	2005	% Change
Established Markets	162.5	162.9	0%
Developing Markets	96.7	85.4	+13%
Emerging Markets	231.6	196.1	+18%
CCHBC excl. acquisitions	490.8	444.4	+10%
New acquisitions	5.1	—	n/a
CCHBC reported	495.9	444.4	+12%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
2nd Quarter	2006	2005	% Change	2006	2005	% Change
Established Markets	103.7	110.5	-6%	107.4	98.8	+9%
Developing Markets	32.3	25.1	+29%	29.5	23.5	+26%
Emerging Markets	85.5	63.9	+34%	76.1	63.8	+19%
CCHBC	221.5	199.5	+11%	213.0	186.1	+14%

Established markets

Volume

Unit case volume, excluding the acquisition of Lanitis Bros Public Limited (‘Lanitis Bros’), was 288 million in the first half of 2006, in line with prior year (reported: 292 million unit cases, 1% above prior year) and 163 million for the quarter, in line with prior year (reported: 166 million unit cases, 2% above prior year).  Volume in Greece declined in the low single digits during the quarter and grew modestly over the first six months with overall growth of the non-CSD category outpacing a slight decline in the CSD category. Ireland achieved low single digit volume growth during the quarter and first half of the year supported by new package innovation and promotional activities across the CSD, juice, water and sports drink categories. In Italy, we achieved strong volume growth in the quarter aided by Easter shifting into the second quarter of this year (compared with first quarter of 2005) as well as our ongoing route-to-market initiatives yielding positive results from expanding our range of non-CSD products in the marketplace.  However in Austria and Switzerland, we continued to experience volume softness during the quarter mainly driven by deteriorating consumer sentiment, continued pressure on the CSD category and a tough pricing environment. In addition to building a strong product portfolio in both markets, we have embarked on specific initiatives such as route-to-market changes and a revised pricing/package strategy which we are confident will be able to reverse these trends in the future.

Operating profit (EBIT)

Established markets contributed €149 million to the Group’s underlying EBIT for the first half of 2006, 4% below prior year and €104 million for the quarter, 6% below prior year. Importantly for the first half of the year, our gross margins slightly improved, as the rising raw material costs were more than offset by our revenue growth management strategies. Profitability in this segment was negatively impacted by flat volume versus prior year, while operating expenses increased behind our continuous strategic investments in commercial capabilities and route-to-market initiatives in some of these markets, which we believe will lead to future sustainable volume and profit growth. In Italy, our improved volume performance during the second quarter behind our route-to-market initiative was the main driver of profitability growth. Stable and negative volume performance in Greece and Austria, respectively, combined with investments in our commercial capabilities led to a negative profit performance in both of these markets.

Developing markets

Volume

Unit case volume was 159 million for the first half of 2006, 12% above prior year and 97 million for the quarter, 13% above prior year. The majority of the markets in this segment grew volume by double digits with Poland, Hungary, the Czech Republic and the Baltics being the key contributors. Our CSD volumes grew by high single digits during the second quarter led by growth of our core CSD brands.  Volume across all non-CSD categories grew by double digits during both periods under review driven by planned marketing support and strong in-field execution across the water, juice and tea categories. In Poland, we achieved high single digit CSD volume growth and strong double digit growth in the water and tea categories during the quarter.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €26 million for the half year, an increase of 34% compared to the same period of 2005, and €32 million for the quarter, an increase of 29% compared to the second quarter of 2005. This profit growth during the first six months of the year was primarily driven by the above mentioned strong volume growth. This largely offset a decline in gross profit margins which was caused by increasing raw material costs which were not fully offset by the targeted pricing initiatives. Profit progress was made in most of the developing markets especially in Poland, Hungary and Czech Republic. Only Croatia, which was impacted negatively by changes in recycling requirements and certain one—off items, had lower first half profits versus prior year.

Emerging markets

Volume

Unit case volume, excluding the acquisition of Fresh & Co in Serbia, was 383 million for the first half of 2006, 18% above prior year (reported: 384 million unit cases, 18% above prior year) and 232 million for the quarter, 18% above prior year (reported: 233 million unit cases, 19% above prior year). Russia, Romania, Ukraine and Bulgaria posted strong high double digit growth in both periods under review while growth was evidenced across all beverage categories. Nigeria’s volume performance remained stable during the second quarter of 2006 compared with the prior year period supported by double digit growth in water and juices. During the first half of the year, volume performance in Nigeria was negatively impacted by civil unrest and a census that resulted in 7 days of lost trading in the first quarter of 2006. The integration of our newly acquired business, Fresh & Co, in Serbia is progressing in line with our plans.

Operating profit (EBIT)

Emerging markets contributed €101 million to the Group’s underlying EBIT for the first half of 2006 representing an increase of 36% over the prior year and €86 million for the quarter, 34% over the prior year. Solid double digit volume growth in Russia, Ukraine, Romania, Serbia and Montenegro, with the exception of Nigeria, were the main drivers of the significant profit improvement in this market segment during both periods under review.

Group Financial Review

	Six months
	2006	2005	% Change
	€ million	€ million
Volume in unit cases (in millions)	835.4	755.4	+11%
Underlying volume in unit cases (in millions)*	830.3	755.4	+10%
Net sales revenue	2,642.7	2,288.2	+15%
Cost of goods sold	(1,575.7)	(1,347.6)	+17%
Gross profit	1,067.0	940.6	+13%
Total operating expenses	(823.2)	(711.2)	+16%
Underlying total operating expenses*	(781.0)	(692.7)	+13%
Operating profit (EBIT)	243.8	229.4	+6%
Underlying operating profit (EBIT)*	275.6	247.9	+11%
Net profit attributable to shareholders	173.4	154.0	+13%
Underlying net profit attributable to shareholders*	190.8	159.8	+19%
Underlying basic and diluted EPS (in euro)*	0.79	0.67	+18%

	Second quarter
	2006	2005	% Change
	€ million	€ million
Volume in unit cases (in millions)	495.9	444.4	+12%
Underlying volume in unit cases (in millions)*	490.8	444.4	+10%
Net sales revenue	1,575.1	1,362.8	+16%
Cost of goods sold	(926.0)	(781.3)	+19%
Gross profit	649.1	581.5	+12%
Total operating expenses	(436.1)	(395.4)	+10%
Underlying total operating expenses*	(417.2)	(382.0)	+9%
Operating profit (EBIT)	213.0	186.1	+14%
Underlying operating profit (EBIT)*	221.5	199.5	+11%
Net profit attributable to shareholders	167.8	140.8	+19%
Underlying net profit attributable to shareholders*	170.6	145.2	+17%
Underlying basic and diluted EPS (in euro)*	0.71	0.61	+16%

* Underlying financial indicators exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and the results of the acquired entities in 2006 as per page 4.

Net sales revenue

Underlying net sales revenue increased by approximately 14% in the first half of 2006 and by 13% in the second quarter versus the same periods in 2005. On a currency neutral basis, underlying net sales revenue per unit case for the Group has increased by approximately 2.0% in the first half of the year against 2005. Within the segments, the established, as well as the emerging markets, achieved net sales revenue per unit case growth on a currency neutral basis of 3% and 8%, respectively, behind positive package mix and increased pricing, while the developing segment was in line with last year.

Cost of goods sold

Underlying cost of goods sold increased by 15% over the first half and by 16% over the second quarter versus prior year driven by higher raw material costs such as sugar and aluminium. On a currency neutral basis, underlying cost of goods sold per unit case increased by approximately 3% over the first half of the year versus prior year.

Gross profit

The underlying gross profit margin over the first half declined from 41.1% last year to 40.5% this year. For the second quarter, underlying gross profit margins decreased from 42.7% last year to 41.4% this year. The decline in our gross profit margins was a result of the increased input costs, that were not fully offset by our strong pricing initiatives and supply chain efficiencies.

Operating expenses

Total underlying operating expenses increased by 13% (or plus 3% on a per unit case basis) for the first half of 2006 and by 9% (or minus 1% on a per unit case basis) for the second quarter compared to the corresponding period in 2005. This reflects our continued investments in the strengthening of our sales force capabilities, the costs associated with our route-to-market initiatives in Italy and some other markets, as well as the increased distribution costs caused by higher fuel prices. We expect these continuing investments to pave the way for continued sustainable profit growth, particularly in the established markets.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 11% for the first half from €248 million last year to €276 million and also by 11% for the quarter from €200 million last year to €221 million. These results, in line with our plans, have been achieved by solid organic volume growth and continued revenue growth per unit case which has more than offset the rising raw material costs.

Tax

CCHBC’s underlying effective tax rate, excluding the amortisation of, and adjustments to, intangible assets, was approximately 19% versus 26% for the same period last year. This rate is quoted before any tax credit arising from the current recognition of previously unrecognised accumulated tax benefits. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We to expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 23.5% (this rate excludes any tax credits arising through the current recognition of previously unrecognised accumulated tax losses). This reduction from our previous guidance of 26% is attributable to the influence of reduced tax rates applying to the growing profits of the developing markets together with the impact of planning to again realise deferred tax credits this year.

Net profit

Underlying net profit for the first half of 2006 increased by 19% from €160 million last year to €191 million and for the quarter by 17% from €145 million last year to €171 million this year.

Cash flow

Cash flow generated from operating activities amounts to €270 million from €276 million last year. After deducting net capital expenditure, cash flow was €106 million during the half year of 2006, compared to €100 million in the first half of 2005.

Capital expenditure

CCHBC’s net capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €163 million for the first six months of 2006, in comparison to €176 million the same period last year.

Update on restructuring costs

Overall, restructuring costs during the first half of 2006 amounted to €37.1 million before tax (see further analysis under note 5). For the second half of the year, we expect to incur further restructuring charges totaling approximately €10 million, including the remainder restructuring costs on Ireland, in line with our previous communication. The benefits of these initiatives have already been incorporated into our 2006 guidance and our long term growth model. The restructuring charges and their benefits primarily relate to initiatives in Greece, Nigeria, Ireland and Croatia.

Specifically, on 24 February 2006, the production in the Athens plant in Greece ceased, and on 10 March 2006, the warehouses of Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

In Croatia, we restructured our distribution system which has now been outsourced to third party contractors.

Our Irish project, which involves rationalising production sites, relocating manufacturing lines, and streamlining our warehouses, is progressing well. Our single all-island facility located in Northern Ireland is under construction and is expected to be operational during the first six months of 2007. In addition during the second quarter of 2006, we recorded a net profit of €14.8 million from the sale of the production site in Dublin, which partially offset the restructuring charges recorded in the first half of the year.

In June 2006, we commenced reorganisation of operational activities in Nigeria. Production at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria and as a result 1,350 employees were affected by this reorganization. In addition our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long-term competitiveness and growth.

2006 Full Year Outlook

Our performance in the first half of 2006, is in line with full year targets. In addition, our innovation and promotion plans during the key summer period, coupled with strong execution and supply chain initiatives, have progressed well. Together with good trading conditions seen in July, and despite the continued pressures on some raw material costs and the continuous softness in Greece and Nigeria, we are confident in our ability to meet our current full year guidance. Our targets for 2006, including the recent acquisition of Traficante, along with Lanitis and Fresh & Co. are as follows:

•                  Volume growth of approximately 9%,

•                  EBIT growth of 11-13%,

•                  EPS growth of €1.50-€1.53, an increase of 12-14%,

•                  ROIC is expected to improve by 75 basis points.

We are now expecting volume growth of approximately 9% (versus approximately 8% previously).  We continue to expect solid volume performance for the year with organic growth of approximately 6.5%.  The 2006 acquisitions of Fresh & Co and Lanitis Bros are expected to contribute approximately 1% of volume growth, versus 1.5% previously, since Fresh & Co is now being accounted for as a joint venture, resulting in consolidation of only 50% of our share of the total business effective from 14 March 2006.  Finally, our acquired Traficante business is expected to contribute 1.5% of volume growth.

The acquired businesses of Fresh & Co, Lanitis Bros and Traficante are expected to contribute approximately 1% to EBIT growth and €0.01 to EPS in 2006.

As we continue to invest in growing our business and as the acquisitions are finalised, we expect our net capital expenditure to be in the range of €460-480 million. In addition, it is anticipated that net capital expenditure related to the single all Ireland facility will be in the range of €40-45 million over the 2005-2007 period, with approximately €26.5 million been spent so far on a gross basis, almost entirely offset by €24.0 million of proceeds on the sale of the Dublin site.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2006, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Condensed consolidated income statement (unaudited)

		Six months to	Six months to
	Note	30 June 2006	1 July 2005
		€ million	€ million

Net sales revenue	3	2,642.7	2,288.2
Cost of goods sold		(1,575.7)	(1,347.6)

Gross profit		1,067.0	940.6

Operating expenses		(778.3)	(692.7)
Adjustments to intangible assets	4	(7.8)	(11.7)
Restructuring costs	5	(37.1)	(6.8)
Total operating expenses		(823.2)	(711.2)

Operating profit (EBIT)	3	243.8	229.4

Finance costs	6	(34.9)	(26.4)
Share of results of associates		0.5	0.5

Profit before taxation		209.4	203.5

Taxation	7	(34.3)	(45.1)

Profit for the period		175.1	158.4
Attributable to:
Minority interests		1.7	4.4
Shareholders of the Group		173.4	154.0
		175.1	158.4

Basic & diluted earnings per share (euro)	8	0.72	0.65

Volume (million unit cases)	3	835.4	755.4

EBITDA (€ million)	3	428.1	393.8

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

		Three months to	Three months to
	Note	30 June 2006	1 July 2005
		€ million	€ million

Net sales revenue	3	1,575.1	1,362.8
Cost of goods sold		(926.0)	(781.3)

Gross profit		649.1	581.5

Operating expenses		(414.6)	(382)
Adjustments to intangible assets	4	(4.2)	(8.3)
Restructuring costs	5	(17.3)	(5.1)
Total operating expenses		(436.1)	(395.4)

Operating profit (EBIT)	3	213.0	186.1

Finance costs	6	(17.8)	(12.6)
Share of results of associates		0.5	0.4

Profit before taxation		195.7	173.9

Taxation	7	(27.6)	(29.5)

Profit for the period		168.1	144.4
Attributable to:
Minority interests		0.3	3.6
Shareholders of the Group		167.8	140.8
		168.1	144.4

Basic & diluted earnings per share (euro)	8	0.70	0.59

Volume (million unit cases)	3	495.9	444.4

EBITDA (€ million)	3	305.7	272.5

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Condensed consolidated balance sheet (unaudited)

				As at
		As at	As at	31 December
	Note	30 June 2006	1 July 2005	2005
		€ million	€ million	€ million
Assets

Intangible assets	9	1,856.9	1,846.3	1,846.8
Property, plant and equipment	9	2,368.8	2,222.4	2,287.4
Other non-current assets		81.0	107.1	87.5

Total non-current assets		4,306.7	4,175.8	4,221.7

Inventories		477.7	420.3	377.1
Trade and other receivables		1,069.0	920.3	803.7
Held for sale non-current assets	10	1.8	—	—
Cash and cash equivalents	11	225.5	87.1	182.4

Total current assets		1,774.0	1,427.7	1,363.2

Total assets		6,080.7	5,603.5	5,584.9

Liabilities

Short-term borrowings	11	346.1	543.2	575.8
Other current liabilities		1,280.2	1,215.0	990.2

Total current liabilities		1,626.3	1,758.2	1,566.0

Long-term borrowings	11	1,592.6	1,349.4	1,327.5
Other non-current liabilities		334.3	275.8	243.5

Total non-current liabilities		1,926.9	1,625.2	1,571.0

Shareholders’ equity		2,432.8	2,133.7	2,352.6
Minority interests		94.7	86.4	95.3

Total equity		2,527.5	2,220.1	2,447.9

Total equity and liabilities		6,080.7	5,603.5	5,584.9

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Six months to 30 June 2006	Six months to 1 July 2005	Year ended 31 December 2005
		€ million	€ million	€ million

Operating profit		243.8	229.4	460.9
Depreciation of property, plant and equipment	9	161.8	150.9	315.3
Amortisation of finite – lived intangible assets	9	1.6	—	0.6
Adjustments to intangible assets	4	7.8	11.7	26.5
Employee share options		1.8	1.8	3.6
Other non-cash items		11.3	—	0.9
		428.1	393.8	807.8

Gains on disposal of non-current assets		(15.6)	(0.1)	(10.9)
Increase in inventories		(90.7)	(60.0)	(12.1)
Increase in trade and other receivables		(221.2)	(182.1)	(88.2)
Increase in trade payables and other liabilities		199.1	150.3	27.9
Taxation paid		(30.1)	(25.9)	(105.3)
Cash flow generated from operating activities		269.6	276.0	619.2

Investing activities:
Payment for purchase of property, plant and equipment		(183.5)	(177.0)	(423.5)
Receipts from disposal of property, plant and equipment		27.0	8.5	29.7
Net (payments for) receipts from investments		(0.1)	0.2	(0.2)
Proceeds from sale of trademark		—	2.6	9.0
Net payments for acquisition of subsidiaries		(66.6)	(187.9)	(195.0)
Net cash used in investing activities		(223.2)	(353.6)	(580.0)

Financing activities:
Proceeds from shares issued to employees exercising stock options		—	—	36.6
Net (decrease) increase in borrowings		115.2	163.3	210.0
Principal repayments of finance lease obligations		(6.7)	(7.8)	(16.8)
Net interest paid		(34.8)	(24.3)	(50.6)
Dividends paid to group shareholders and minority interests		(73.8)	(6.3)	(76.5)
Net cash (used in) generated from financing activities		(0.1)	124.9	102.7

Increase in cash and cash equivalents		46.3	47.3	141.9

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		182.4	38.3	38.3
Increase in cash and cash equivalents		46.3	47.3	141.9
Effect of changes in exchange rates		(3.2)	1.5	2.2

Cash and cash equivalents		225.5	87.1	182.4

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Consolidated statement of movements in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the period	—	—	—	—	154.0	154.0	4.4	158.4
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.2	—	0.2	—	0.2
Cash flow hedges:
Gains taken to equity	—	—	—	0.4	—	0.4	—	0.4
Losses transferred to profit and loss for the period	—	—	—	2.4	—	2.4	—	2.4
Foreign currency translation	—	—	60.3	—	—	60.3	4.0	64.3
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income	—	—	60.3	3.1	154.0	217.4	8.4	225.8
Share based compensation:						—
Options	—	—	—	1.8	—	1.8	—	1.8
Employee share purchase plan	—	—	—	0.9	—	0.9	—	0.9
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	(42.0)	42.0	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.8)	(76.5)
Balance as at 1 July 2005	119.1	1,640.3	120.0	270.3	(16.0)	2,133.7	86.4	2,220.1

Profit for the period	—	—	—	—	154.1	154.1	7.9	162.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.2	—	1.2	—	1.2
Cash flow hedges:
Losses taken to equity	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Losses transferred to profit and loss for the period	—	—	—	1.3	—	1.3	—	1.3
Foreign currency translation	—	—	24.2	—	—	24.2	1.2	25.4
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	24.2	1.8	154.1	180.1	9.1	189.2
Shares issued to employees exercising stock options	1.2	35.4	—	—	—	36.6	—	36.6
Share based compensation:
Options	—	—	—	1.8	—	1.8	—	1.8
Employee share purchase plan	—	—	—	0.4	—	0.4	—	0.4
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Appropriation of reserves	—	—	—	(3.2)	3.2	—	—	—
Dividends	—	—	—	—	—	—	(0.1)	(0.1)
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

Profit for the period	—	—	—	—	173.4	173.4	1.7	175.1
Valuation gains on available-for-
sale investments taken to
equity	—	—	—	1.2	—	1.2	—	1.2
Cash flow hedges:
Gains taken to equity	—	—	—	2.9	—	2.9	—	2.9
Losses transferred to profit and
loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(26.3)	—	—	(26.3)	(1.8)	(28.1)
Tax on items taken directly to
or transferred from equity	—	—	—	(1.0)	—	(1.0)	—	(1.0)
Comprehensive income (loss)	—	—	(26.3)	3.7	173.4	150.8	(0.1)	150.7
Share based compensation:
Options	—	—	—	1.8	—	1.8	—	1.8
Employee share purchase plan	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on
acquisitions	—	—	—	—	—	—	3.5	3.5
Appropriation of reserves	—	—	—	11.1	(11.1)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(4.0)	(76.2)
Balance as at 30 June 2006	120.3	1,675.7	117.9	287.5	231.4	2,432.8	94.7	2,527.5

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months ended 30 June 2006 (IFRS)

Condensed notes to the consolidated financial statements (unaudited)

1.                            Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

Operating results for the six months ended 30 June 2006 are not indicative of the results that may be expected for the year ended 31 December 2006 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2005 annual financial statements, which include a full description of Coca-Cola HBC’s (‘CCHBC’ or the ‘Group’) accounting policies.

2.                            Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for period to		Closing as at
	30 June	1 July	30 June	31 December
	2006	2005	2006	2005
US dollar	1.23	1.28	1.26	1.19
UK sterling	0.69	0.68	0.69	0.69
Polish zloty	3.92	4.10	4.08	3.84
Nigerian naira	158.47	169.71	161.54	153.96
Hungarian forint	263.30	248.01	279.83	251.70
Swiss franc	1.56	1.55	1.56	1.56
Russian rouble	33.98	35.86	33.98	34.19
Romanian lei	3.54	3.66	3.53	3.68

3.                            Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following segments:

Established markets:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 30 June 2006	166.4	704.7	144.2	107.4
3 months ended 1 July 2005	162.9	661.7	136.5	98.8
6 months ended 30 June 2006	291.5	1,221.3	209.5	133.2
6 months ended 1 July 2005	288.1	1,164.1	209.0	137.8
12 months to 31 December 2005	563.5	2,262.3	382.3	235.9

Developing markets
3 months ended 30 June 2006	96.7	269.9	48.4	29.5
3 months ended 1 July 2005	85.4	236.1	41.5	23.5
6 months ended 30 June 2006	159.4	441.7	56.2	20.6
6 months ended 1 July 2005	142.8	390.8	52.9	17.8
12 months to 31 December 2005	305.9	841.1	115.7	43.4

Emerging markets
3 months ended 30 June 2006	232.8	600.5	113.1	76.1
3 months ended 1 July 2005	196.1	465.0	94.5	63.8
6 months ended 30 June 2006	384.5	979.7	162.4	90.0
6 months ended 1 July 2005	324.5	733.3	131.9	73.8
12 months to 31 December 2005	708.7	1,676.9	309.8	181.6

Total CCHBC
3 months ended 30 June 2006	495.9	1,575.1	305.7	213.0
3 months ended 1 July 2005	444.4	1,362.8	272.5	186.1
6 months ended 30 June 2006	835.4	2,642.7	428.1	243.8
6 months ended 1 July 2005	755.4	2,288.2	393.8	229.4
12 months to 31 December 2005	1,578.1	4,780.3	807.8	460.9

4.                            Adjustments to intangible assets

During 2005 and 2006, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €7.8 million (2005: €11.7 million) has been recorded in operating expense for the first six months of the year and a deferred tax credit of €7.8 million (2005: €11.7 million) included within taxation on the income statement. The respective charge and deferred tax credit for the second quarter of 2006 is €4.2 million (2005: €8.3 million).

5.                            Restructuring costs

Restructuring charges of €37.1 million before tax were recorded in the first half (2005: €6.8 million). This was comprised of cash restructuring charges of €22.5 million (2005: €3.3 million), charges for the impairment of property, plant and equipment of €11.3 million (2005: nil) and accelerated depreciation of €3.3 million (2005: €3.5 million). The restructuring charges primarily relate to initiatives in Greece, Nigeria, Ireland and Croatia. Specifically, on 24 February 2006, the production in the Athens plant ceased. In addition, on 10 March 2006, the Greek warehouses of Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. A total restructuring charge for Greece of €15.0 million (cash and non-cash) was recorded in the first half of 2006. In Nigeria, restructuring charges in the first half of 2006 amounted to €8.8 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria and as a result 1,350 employees were affected by this reorganization. In addition, our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long term competitiveness and growth. In Croatia, €3.4 million of cash charges have been recorded in 2006 in respect of rationalisation of the delivery function by outsourcing it to third party contractors. In Ireland, the project to develop a single all-island production facility is proceeding well. During the first half of 2006, we recorded €3.3 million of accelerated depreciation. A further €6.6 million of restructuring charges were incurred in relation to other restructuring activities throughout the Group. For the second quarter, the €17.3 million amount of restructuring costs (2005: €5.1 million) was comprised of €10.7 million (2005: €3.3 million) of cash restructuring charges, €5.0 million (2005: nil) of impairment losses and €1.6 million (2005: €1.8 million) of accelerated depreciation.

6.                            Finance costs

	Six months to	Six months to
	30 June 2006	1 July 2005
	€ million	€ million

Interest expense	37.8	28.8
Net foreign exchange translation losses (gains)	1.0	(3.8)
Fair value losses on interest rate swaps	0.2	2.9
Interest income	(4.1)	(1.5)
Total finance costs	34.9	26.4

	Three months to	Three months to
	30 June 2006	1 July 2005
	€ million	€ million

Interest expense	19.8	15.3
Net foreign exchange translation losses (gains)	0.5	(1.9)
Fair value losses on interest rate swaps	0.2	—
Interest income	(2.7)	(0.8)
Total finance costs	17.8	12.6

7.                            Taxation

The effective tax rate for the Group differs from the 2006 Greek statutory rate of 29% (2005: 32%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current period’s operations.

The effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) is expected to be approximately 23.5% for the full year 2006. This rate is quoted before any tax credit is recognised for the current recognition of previously unrecognised accumulated tax benefits.

8.                            Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2006: 240,692,002 shares, 2005: 238,260,129 shares).

9.                            Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2006	2,287.4	1,846.8
Additions	251.5	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(7.8)
Arising on current year’s acquisitions	58.3	22.0
Arising on prior year’s acquisitions	—	3.4
Disposals	(24.9)	—
Transferred to available for sale non-current assets	(1.8)	—
Impairment	(11.3)	—
Depreciation / amortisation	(161.8)	(1.6)
Foreign exchange differences	(28.6)	(5.9)
Closing net book value as at 30 June 2006	2,368.8	1,856.9

10.                     Held for sale non-current assets

We have decided to dispose of the land and buildings of the warehouses in Messologi, Corfu and Rhodes that ceased to operate as part of our restructuring plan in Greece (as discussed in note 5). As at 30 June 2006 the net book value of these assets was €1.8 million.

11.                     Net debt

	As at	As at	As at
	30 June 2006	1 July 2005	31 December 2005
	€ million	€ million	€ million

Long-term borrowings	1,592.6	1,349.4	1,327.5
Short-term borrowings	346.1	543.2	575.8
Cash and cash equivalents	(225.5)	(87.1)	(182.4)
Net debt	1,713.2	1,805.5	1,720.9

On 24 March 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due 24 March 2009.  The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V., and were issued under the Group’s €2.0 billion Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros (as discussed in note 14) and the repayment of the remaining €233 million of the outstanding debt under our €625 million 5.25% Eurobond that matured on 27 June 2006. The majority of the increase in long-term borrowings from 31 December 2005 was a result of this issuance. The majority of the decrease in short-term borrowings from 31 December 2005 was a result of the Eurobond repayment.

12.                     Dividends

The shareholders approved a dividend of €0.30 per share (totalling €72.2 million) for the year ended 31 December 2005, at the Annual General Meeting held on 20 June 2006.

13.                     Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and required changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Company failed to comply with its decision of 25 January 2002. The Greek Competition Authority imposed such penalty for the period from 1 February 2002 to 16 February 2006, which totals to approximately €8.7 million. We believe we have substantial legal and factual defences to the Authority’s decision and we intend to appeal it to the competent Greek courts. Pending final resolution by the Greek courts, we have provided in our financial statements for a loss of approximately €4.3 million in connection with this case.

Except for the issue mentioned above, there have been no significant changes in contingencies since 31 December 2005 (as described in the 2005 Annual Report).

14.                     Recent acquisitions

a)               On 13 March 2006, we acquired, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands ‘Next’ and ‘Su-Voce’. The acquisition is consistent with the Company’s strategy of expanding into the non-carbonated segment of the non-alcoholic beverages market. The net consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of a debt of an additional €23.5 million. CCHBC’s share of the purchase price and debt was €20.3 million. At this stage, the acquisition has resulted in the recording of €4.5 million of trademarks and €3.6 million of goodwill.  However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalisation of their valuations. The Fresh & Co acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 14 March 2006.

b)              On 5 April 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros, a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition as the market leader. Following this completion, CCHBC acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs). The existence of negative goodwill has become evident on the first evaluation of the fair values of the identifiable assets and liabilities. We are in the process of conducting a reassessment. Until the final fair values are established, the balance of negative goodwill has been pro-rated over property, plant and equipment and identifiable intangible assets. At this stage the acquisition has resulted in recording identifiable intangible assets of €13.9 million.  Lanitis Bros has been de-listed from the Cyprus Stock Exchange.

15.                     Post-balance sheet events

a)                           On 5 July 2006, we acquired, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand ‘Lilia’ and ‘Lilia Kiss’ (still and sparkling). Regulatory approval was received on 21 June 2006. The total net consideration for the transaction was €35.0 million (including debt but excluding acquisition costs).

b)                          In July 2006, we initiated a mandatory buy-out process in accordance with Cypriot law for purposes of acquiring the shares held by the minority shareholders in Lanitis Bros. As of 8 August 2006, we had acquired an additional 3,030,576 shares representing 1.21% of the share capital of Lanitis Bros for a total consideration of €0.9 million. We expect to complete this process and acquire all of the remaining shares in Lanitis Bros during the third quarter.

16.                     Employee numbers

The average number of full-time equivalent employees in the first six months of 2006 was 42,503 (2005: 39,057).

REVIEW REPORT OF THE CERTIFIED AUDITORS- ACCOUNTANTS

To the Shareholders of the Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries

We have reviewed the accompanying condensed consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (the “Group”) as of 30 June 2006 and the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six months ended 30 June 2006.  These condensed interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these condensed interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400, as required by the Greek Standards on Auditing. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements for the six month period ended 30 June 2006 has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Athens, 10 August 2006

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,
Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A. announces changes to the Board of Directors

Athens, Greece – 14 September 2006 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company) announced today that Mr Alexander (Sandy) R.C. Allan has notified the Company of his resignation from CCHBC’s Board of Directors. Mr Allan’s resignation is effective immediately. The Company wishes to express its gratitude to Mr Allan, who has been a non-executive director of CCHBC’s Board for the past five years, and has contributed substantially during that period to the Company’s success and growth.

The Coca-Cola Company has informed Coca-Cola HBC that it has nominated Mr Alexander B. Cummings to succeed Mr Allan. Mr Cummings is president and chief operating officer of the Africa Group of The Coca-Cola Company and is responsible for the Company’s operations in Africa, which encompasses a total of 56 countries and territories across the continent. Born in Liberia, West Africa, Mr Cummings joined The Coca-Cola Company in 1997 as region manager, Nigeria. In 2000, he was named president of the Company’s North & West Africa Division. He assumed his current role in March 2001. Mr Cummings is chairman of The Coca-Cola Africa Foundation and is on the Boards of the African-America Institute, Africare and Clarke Atlanta University. He is also a member of the Executive Leadership Council.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date September 20, 2006